

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 30, 2008

Mr. Robert B. Walsh
Evercore Partners Inc.
55 East 52nd Street
38th floor
New York, NY 10055

      **RE:   Evercore Partners Inc.**
           **Form 10-K for the fiscal year ended December 31, 2007**
           **Filed March 14, 2008**
           **File #1-32975**

Dear Mr. Walsh:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Risks Factors, page 9
Risks Factors Related to our Advisory Business, page 13
A high percentage of our net revenue is derived from a small number of clients. ., page 14

1. We note your disclosure regarding the high percentage of revenue derived from your top five advisory clients. We note that the Business section does not include

a similar discussion required by Item 101(c)(1)(vii) of Regulation S-K.  In future filings please revise your disclosure accordingly, including the name of any client representing more than of 10% of your revenues.

Cash Flows, page 44

2. Please revise future filings to present a more specific and comprehensive discussion of the changes in your operating cash flows.

3. As indicated on page 29 and elsewhere throughout the filing we note that you have entered into tax receivable agreements with Members that provide for the payment by you to an exchanging Member of 85% of the amount of cash savings, if any, you realize as a result of increases in tax basis. With a view toward future disclosure, please clarify for us how you intend to fund these potential payments and the impact this may have on your ability to make distributions to investors. In this regard, it is unclear to us whether the cash savings you may realize equates to a liquid source of funds. Please also address the need to discuss this obligation within your Contractual Obligations disclosures on page 46.

Critical Accounting Policies and Estimates, page 48
Revenue Recognition, page 48

4. We note from your disclosures on page 11 that in certain cases you are not paid for your advisory engagements until the successful completion of a transaction or restructuring.  We note that in these circumstances you may not receive any fees other than the reimbursement of certain out-of-pocket expenses.  With a view towards future disclosure, please provide us with more quantified information regarding the amounts subject to such arrangements and discuss how the loss of this revenue could impact your future operating results.

5. We note from your disclosure on page 15 that you may be obligated to repay certain carried interest you previously recorded.  With a view towards future disclosure, please provide us with more quantified information regarding the amounts subject to such arrangements and discuss how the potential repayment could impact your future operating results.

MD&A- Investment Management, page 42

6. With your investment management revenue being partially derived from the level of committed capital pledged to your funds as well as the performance of the investments in these funds, please revise future filings to provide more quantified information regarding changes in fund capital and overall fund performance as these metrics relate to changes in your revenue.

Note 8- Investments, page 72

7.  We note from your disclosure on page 15 that a portion of your Investment
    Management business involves investments in relatively high-risk, illiquid assets.
    Please revise future disclosure to quantify the amounts of these illiquid assets.

Form 10-Q  for the quarterly period ended March 31, 2008

Note 13- Stock-Based Compensation, page 15

8.  We note your disclosure on page 23 that you expect Austin Beutner to retire in the
    second quarter of 2008.  With a view towards future disclosure, please provide us
    with a comprehensive discussion regarding how this potential event will be
    considered in evaluating the probability of achieving one of the conditions
    relating to the vesting of the event-based awards.

Definitive Proxy Statement on Schedule 14A filed on April 29, 2008

Compensation of our Named Executive Officers, page 22
Linkage of Management and Stockholders Interest, page 22

9.  If the transfer and exchange restrictions may be waived or removed, please briefly
    describe in future filings.

Bonuses, page 23
Profit Annual Bonuses for Messrs. Altman and Beutner, page 23

10. In future filings please disclose in tabular form how the profit annual bonus
    amount is calculated for each named executive officer, by identifying the
    applicable thresholds and/or corporate performance targets such as the adjusted
    net income per share. Also explain how these targets and formulas are calculated
    and determined.

Other Bonuses in Excess of Contractually Agreed upon Amounts, page 24

11. In your future filings, please clarify whether this "other bonus" is given in
    addition to the guaranteed minimum and the profit annual bonus.  Also, if a
    named executive officer's personal performance is measured against pre-
    established personal goals, please disclose them to the extent material in
    determining the amount of these discretionary bonuses.

Employment Agreements, page 32

Employment Agreements with Messrs. Altman and Beutner, page 32

12. We note your disclosure at the end of the second paragraph regarding Mr. Altman's future profit annual bonuses.  In future filings, please disclose the factors taken in consideration by the compensation committee in making this bonus discretionary. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.


*   *   *   *


Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Era Anagnosti, Staff Attorney, at (202)

551-3369 or, in her absence, Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.
.

Sincerely,

John Cash
Accounting Branch Chief